JOHN HANCOCK CALIFORNIA TAX-FREE INCOME
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199
December 27, 2004
VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: John Hancock California Tax-Free Income - File # 33-31675
    John Hancock Tax-Exempt Series - File # 33-12947
    John Hancock Tax-Free Bond Trust - File # 33-32246 (the "Registrants")
    Rule 485(a) Filings of October 27, 2004 and December 13, 2004 correspondence

Dear Brion: The following is in response to our telephone conversation regarding your comments on the filings and correspondence referenced above.

Comment 1- All Funds - Prospectus and SAI - Valuation of Shares
Make the prospectus and SAI disclosure regarding valuation procedures more specific to the type of fund and address specific circumstances requiring fair valuation. Response - Valuation of Shares section of the prospectus has been rewritten (see attached). Non applicable language in the Net Asset Value section of the SAIs has been deleted (see attached).

Comment 2 - All Funds - Prospectus - Excessive Trading
Please provide support for a) right to cancel or reject a purchase order under
Section 22(e) and Rule 22c-1 and b) right to delay exchange. Response - Right to reject an order: Section 22(e) of the Investment Company Act prohibits an investment company from suspending the right to redeem shares, except in circumstances prescribed by the Commission. Rule 22c-1 does not address the question of the right to restrict, reject or terminate any order, it merely governs the price at which purchase and redemption orders are processed.

The fund is not suspending under any circumstances the right to redeem shares. A shareholder has the right to redeem shares at any time. Section 22(e) does not prohibit an investment company from suspending the right to purchase shares. In fact, there is nothing in the Investment Company Act, which requires an investment company to accept any purchase order. The Act establishes requirements on how an investment company treats accepted purchase orders, that is they must be priced on the basis of the next determined net asset value; however, an investment company is free to reject any order or to cancel an order if subsequent to its processing it is determined to be contrary to the fund's policies. To suggest otherwise would be to deny an investment company any means of combating market timing or excessive trading in the funds, preventing the use of funds for money laundering or implementing, where required, any suitability analysis. Since an exchange order entails in effect a simultaneous purchase and redemption request, the issue arises whether the rejection or cancellation of an exchange order is equivalent to the suspension of a redemption right. We believe that the better position is that the rejection or cancellation of an exchange order does not have that effect; rather, in order for the exchange order to be in good order and capable of acceptance, both parts of the transaction must be appropriate for processing. The opposite conclusion, that the redemption must be processed although the purchase is rejected, may result in consequences that are disadvantageous to the investor. With this approach an investor always has the ability to require a redemption by placing a redemption order. If an investor is more concerned with the redemption portion of the transaction than the reinvestment, an investor may instead of an exchange order place concurrent purchase requests for the new fund and redemption request for the current fund. To clarify the investors rights, appropriate language has been added (See attached).

Right to delay Exchange: In a no-action letter to the Investment Company Institute, dated November 13, 2002, the staff of the Commission agreed that an investment company may effectuate exchanges on a delayed basis in order to seek to prevent market timing in the fund. Section 11(a) generally makes it unlawful for any fund or its principal underwriter to make an exchange offer for the shares of another fund on any basis other than the relative net asset value of the respective securities to be exchanged. Under Section 11(a), the net asset value used must be the price used for public sale of the shares either (i) at the time of receipt of the exchange offer or (ii) at such later time specified in the offer. The staff in the ICI letter agreed that a fund could, consistent with Section 11(a) make an exchange offer on a specified delayed basis, so long as the terms are fully and clearly described in the prospectus.

The ICI no-action letter provided two examples of delayed exchanges but did not suggest that such arrangements were those exclusively available in compliance with Section 11(a). We also respectively suggest that, as the Commission has indicated that it is incumbent upon investment companies to implement procedures to seek to effectively prevent market timing, the staff of the Commission must likewise be flexible in applying its interpretive positions in order to permit the investment company to fulfill that preventative mandate, particularly where the proposed action does not benefit the management company and is being implemented in the best interests of shareholders of the fund.

The prospectus is clear as to the terms of the exchange offer. Under normal circumstances, the exchange is affected at the net asset value next determined following receipt of the exchange order. However, the fund can implement the exchange at the relative net assets value one the following business day if that would be in the best interests of the fund. In the context of the discussion of excessive trading and market timing, the circumstances in which the fund may exercise this right is clear. The prospectus has been modified to make this context clearer (See attached).

We believe that the prospectus disclosure regarding the exchange privilege meets the standards of Section 11(a) and the ICI no action letter and represents a reasonable compromise in providing the individual investor with a clear statement of that investor's rights while seeking to protect the collective interests of shareholders of the fund.

Comment 3 - All Funds - Prospectus - Limitations on exchange activity Provide explanation for exceptions to the exchange limitation policy. Response - Appropriate language has been added (See attached).

Comment 4 - All Funds - Prospectus - Excessive trading risk
Since these are tax-free funds, the inclusion of disclosure regarding foreign securities or small cap equity securities is inappropriate. Revise and include disclosure appropriate to the nature of the fund's investments. Response - Appropriate changes have been made (See attached).

Comment 5 - All Funds - Prospectus - Reference to SAI disclosure
Provide the statement called for by Item 4(d) of Form N-1A. Response - Appropriate language has been added to the back cover of Prospectus in the "For more Information section" (See attached).

Comment 6 - All Funds - SAI - Portfolio Holdings Disclosure Issue A - For all of these disclosures, must address (a) frequency and time lag, (b) monitoring, (c) manner of oversight and (d) why in best interest of fund. Issue B - Disclose, pursuant to Item 11(f)(1)(v) the persons authorized to release the disclosure
(CCO) Issue C - Disclose whether each category of disclosure is ongoing, and if so add the disclosure required by Item 11(f)(2) Issue D - Affiliated persons-Provide disclosure regarding the procedures relating to provision of portfolio holdings information to affiliate. Response - Disclosure has been redone to accommodate all comments (See attached)

Comment # 7:  High Yield Municipal Bond Fund
Please address our concern that having the High Yield Municipal Bond Fund as a series of the Tax-Free Bond Trust is misleading to the shareholders. Response - We do not feel that this is misleading to the shareholders. The investment policy of the High Yield Municipal Bond Fund is clearly spelled out in both the prospectus and the Statement of Additional Information. Please note that the fact that the Fund is a series of the Tax-Free Bond Trust is only mentioned in the introduction to the SAI.

TRANSACTION POLICIES

Valuation of shares The net asset value (NAV) per share for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4. P.M. Eastern time). Each fund generally values its portfolio of municipal securities and other investments using closing market prices or readily available market quotations. When closing market prices or market quotations are not available or are considered by the Adviser to be unreliable, a fund uses a security's fair value. Fair value is the valuation of a security determined on the basis of factors other than market value in accordance with procedures approved by the Board of Trustees. All methods of determining the value of a security, including those discussed below, on a basis other than market value, are forms of fair value. The use of fair value pricing by a fund may cause the net asset value of its shares to differ from the net asset value that would be calculated only using market prices. For market prices and quotations, as well as some fair value methods, the fund relies upon securities prices provided by pricing services. Certain types of securities, including many municipal securities, are regularly priced using fair value rather than market prices. The funds' pricing service may use a pricing matrix to determine the value of municipal securities that do not trade daily. A pricing matrix is a means of valuing a municipal or other debt security on the basis of current market prices for other debt securities and historical trading patterns in the market for fixed income securities. Portfolio securities may trade on days when the New York Stock Exchange is closed, even though the funds' shares will not be priced on those days. The fund values debt securities with remaining maturities of 60 days or less at amortized cost. For more information on the valuation of shares, please see the Statement of Additional Information.

Buy and sell prices When you buy shares, you pay the NAV plus any applicable sales charges, as described earlier. When you sell shares, you receive the NAV minus any applicable deferred sales charges.

Execution of requests Each fund is open on those days when the New York Stock Exchange is open, typically Monday through Friday. Buy and sell requests are executed at the next NAV to be calculated after Signature Services receives your request in good order.

At times of peak activity, it may be difficult to place requests by phone. During these times, consider using EASI-Line, accessing www.jhfunds.com, or sending your request in writing.

In unusual circumstances, any fund may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to three business days or longer, as allowed by federal securities laws.

Telephone transactions For your protection, telephone requests may be recorded in order to verify their accuracy. Also for your protection, telephone redemption transactions are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

Exchanges You may exchange shares of one John Hancock fund for shares of the same class of any other, generally without paying any additional sales charges. The registration for both accounts involved must be identical.

Class B and Class C shares will continue to age from the original date and will retain the same CDSC rate. A CDSC rate that has increased will drop again with a future exchange into a fund with a lower rate. A fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders. For further details, see "Additional Services and Programs" in the SAI (see the back cover of this prospectus).

Excessive trading The funds are intended for long-term investment purposes only and do not knowingly accept shareholders who engage in "market timing" or other types of excessive short-term trading. Short-term trading into and out of a fund can disrupt portfolio investment strategies and may increase fund expenses for all shareholders, including long-term shareholders who do not generate these costs.

Right to reject or restrict purchase and exchange orders Purchases and exchanges should be made primarily for investment purposes. The funds reserve the right to restrict, reject or cancel, for any reason and without any prior notice, any purchase or exchange order, including transactions representing excessive trading and transactions accepted by any shareholder's financial intermediary. For example, the funds may in their discretion restrict, reject or cancel a purchase or exchange order even if the transaction is not subject to the specific "Limitations on Exchange Activity" described below if the funds or their agents determine that accepting the order could interfere with the efficient management of a fund's portfolio or otherwise not be in the fund's best interest in light of unusual trading activity related to your account. In the event that the funds reject or cancel an exchange request, neither the redemption nor the purchase side of the exchange will be processed. If you would like the redemption request to be processed even if the purchase order is rejected, you should submit separate redemption and purchase orders rather than placing an exchange order. The funds reserve the right to delay for up to one business day the processing of exchange requests in the event that, in the funds' judgment, such delay would be in the funds' best interest, in which case both the redemption and purchase side of the exchange will receive the funds' net asset values at the conclusion of the delay period. The funds, through their agents in their sole discretion, may impose these remedial actions at the account holder level or the underlying shareholder level.

Exchange limitation policies The funds' Boards of Trustees have adopted the following policies and procedures by which the funds, subject to the limitations described below, take steps reasonably designed to curtail excessive trading practices.

Limitations on exchange activity The funds, through their agents, undertake to use their best efforts to exercise the funds' right to restrict, reject or cancel purchase and exchange orders, as described above, if an account holder, who purchases or exchanges into a fund account in an amount of $5,000 or more, exchanges $1,000 or more out of that fund account within 30 calendar days on three occasions during any 12-month period. Nothing in this paragraph limits the right of the funds to refuse any purchase or exchange order, as in the preceding paragraph.

Exchanges made on the same day in the same account are aggregated for purposes of counting the number and dollar amount of exchanges made by the accountholder. These exchange limits may be modified for accounts held by certain retirement plans to conform to plan exchange limits, ERISA considerations or Department of Labor regulations. Certain automated or pre-established exchange, asset allocation and dollar cost averaging programs are not subject to these exchange limits. These programs are excluded from the exchange limitation since the fund believes that they are advantageous to shareholders and do not offer an effective means for market timing excessive trading strategies. These investment tools involve regular and pre-determined purchase or redemption requests made well in advance of any knowledge of events effecting the market on the date of the purchase or redemption. These exchange limits are subject to the funds' ability to monitor exchange activity, as discussed under "Limitations on the ability to detect and curtail excessive trading practices" below. Depending upon the composition of a fund's shareholder accounts and in light of the limitations on the ability of the funds to detect and curtail excessive trading practices, a significant percentage of a fund's shareholders may not be subject to the exchange limitation policy described above. In applying the exchange limitation policy, the funds consider information available to them at the time and reserve the right to consider trading activity in a single account or multiple accounts under common ownership, control or influence.

Limitation on the ability to detect and curtail excessive trading practices Shareholders seeking to engage in excessive trading practices sometimes deploy a variety of strategies to avoid detection, and, despite the efforts of the funds to prevent their excessive trading, there is no guarantee that the funds or their agents will be able to identify such shareholders or curtail their trading practices. The ability of the funds and their agents to detect and curtail excessive trading practices may also be limited by operational systems and technological limitations. Because the funds will not always be able to detect frequent trading activity, investors should not assume that the funds will be able to detect or prevent all frequent trading or other practices that disadvantage the funds. For example, the ability of the fund to monitor trades that are placed by omnibus or other nominee accounts is severely limited in those instances in which the financial intermediary, including a financial adviser, broker, retirement plan administrator or fee-based program sponsor, maintains the record of a fund's underlying beneficial owners. Omnibus or other nominee account arrangements are common forms of holding shares of a fund, particularly among certain financial intermediaries such as financial advisers, brokers, retirement plan administrators or fee-based program sponsors. These arrangements often permit the financial intermediary to aggregate their clients' transaction and ownership positions and do not identify the particular underlying shareholder(s) to the fund.

Excessive trading risk To the extent that the funds or their agents are unable to curtail excessive trading practices in a fund, these practices may interfere with the efficient management of the fund's portfolio, and may result in the fund engaging in certain activities to a greater extent than it otherwise would, such as maintaining higher cash balances, using its line of credit and engaging in portfolio transactions. Increased portfolio transactions and use of the line of credit would correspondingly increase the fund's operating costs and decrease the fund's investment performance, and maintenance of higher levels of cash balances would likewise result in lower fund investment performance during periods of rising markets.

To the extent that the fund invests in municipal securities, including below investment grade (junk) bonds, that may trade infrequently or are fair valued as discussed above under "Valuation of Shares," investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds which invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of the fund shares held by other shareholders.

Account information John Hancock Funds is required by law to obtain information for verifying an account holder's identity. For example, an individual will be required to supply name, address, date of birth and social security number. If you do not provide the required information, we may not be able to open your account. If verification is unsuccessful, John Hancock Funds may close your account, redeem your shares at the next NAV minus any applicable sales charges and take any other steps that it deems reasonable.

Certificated shares The funds no longer issue share certificates. Shares are electronically recorded. Any existing certificated shares can only be sold by returning the certificated shares to Signature Services, along with a letter of instruction or a stock power and a signature guarantee.

Sales in advance of purchase payments When you place a request to sell shares for which the purchase money has not yet been collected, the request will be executed in a timely fashion, but the fund will not release the proceeds to you until your purchase payment clears. This may take up to ten business days after the purchase.

Eligibility by state You may only invest in, or exchange into, fund shares legally available in your state.

For more information

Two documents are available that offer further information on John Hancock tax-free income funds:

Annual/Semiannual Report to Shareholders Includes financial statements, a discussion of the market conditions and investment strategies that significantly affected performance, as well as the auditors' report (in annual report only).

Statement of Additional Information (SAI) The SAI contains more detailed information on all aspects of the funds. Each fund's Statement of Additional Information includes a summary of the fund's policy regarding disclosure of its portfolio holdings. The current annual report is included in the SAI. A current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference into (is legally a part of) this prospectus.


(C)2005 JOHN HANCOCK FUNDS, LLC TXFPN 1/05


John Hancock Funds, LLC
MEMBER NASD
101Huntington Avenue
Boston, MA 02199-7603
www.jhfunds.com

-----------------------------------
Now available: electronic delivery
www.jhfunds.com/edelivery
-----------------------------------

To request a free copy of the current annual/semiannual report or the SAI, please contact John Hancock:
By mail: John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000 Boston, MA02217-1000
By phone: 1-800-225-5291 By EASI-Line: 1-800-338-8080 By
TDD: 1-800-554-6713
On the Internet: www.jhfunds.com

Or you may view or obtain these documents from the SEC:
By mail: Public Reference Section Securities and Exchange
Commission Washington, DC 20549-0102 (duplicating fee required)

In person: at the SEC's Public Reference Room in Washington, DC. For access to the Reference Room call 1-202-942-8090

By electronic request: publicinfo@sec.gov (duplicating fee required)

On the Internet: www.sec.gov

                  JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND

                       Class A, Class B and Class C Shares
                       Statement of Additional Information
                                 January 1, 2005

This Statement of Additional Information provides information about John Hancock California Tax-Free Income Fund (the "Fund"), a non-diversified open-end investment company, in addition to the information that is contained in the combined Tax-Free Income Funds' current Prospectus (the "Prospectus").

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus. This Statement of Additional Information incorporates by reference the Fund's Annual Report. A copy of the Prospectus or Annual Report can be obtained free of charge by writing or telephoning:

                      John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02217-1000
                                 1-800-225-5291
                                TABLE OF CONTENTS

                                                                            Page


Organization of the Fund....................................................   2
Investment Objective and Policies...........................................   2
Special Risks...............................................................  14
Investment Restrictions.....................................................  18
Those Responsible for Management............................................  20
Investment Advisory and Other Services......................................  29
Distribution Contracts......................................................  32
Sales Compensation..........................................................  34
Net Asset Value.............................................................  36
Initial Sales Charge on Class A Shares......................................  38
Deferred Sales Charge on Class B and Class C................................  41
Special Redemptions.........................................................  45
Additional Services and Programs............................................  45
Purchases and Redemptions Through Third Parties.............................  47
Description of the Fund's Shares............................................  47
Tax Status..................................................................  48
State Income Tax Information................................................  53
Calculation of Performance..................................................  54
Brokerage Allocation........................................................  57
Transfer Agent Services.....................................................  60
Custody of Portfolio........................................................  61
Independent Registered Public Accounting Firm...............................  61
Fund Securities.............................................................  61
Appendix A-Description of Investment Risk................................... A-1
Appendix B-Description of Bond Ratings...................................... B-1
Appendix C-Description of Equivalent Yields................................. C-1
Appendix D-Proxy Voting Summary............................................. D-1
Appendix E-Description of Portfolio Holdings Disclosure Policy.............. E-1
Financial Statements........................................................ F-1

NET ASSET VALUE

For purposes of calculating the net asset value ("NAV") of the Fund's shares, the following procedures are utilized wherever applicable.

Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices. In addition, because of the amount of time required to collect and process trading information as to large numbers of securities issues, the values of certain securities (such as convertible bonds, U.S. government securities and tax-exempt securities) are determined based on market quotations collected prior to the close of the Exchange. Occasionally, events affecting the value of such securities may occur between the time of the determination of value and the close of the Exchange which will not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value following procedures approved by the Trustees.



Short-Term debt investments which have a remaining maturity of 60 days or less may be valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.


If any securities held by the Fund are restricted as to resale, the fair value of such securities is generally determined as the amount which the Fund could reasonably expect to realized from an orderly disposition of such securities over a reasonable period of time. The valuation procedures applied in any specific instance are likely to vary from case to case. However, consideration is generally given to the financial position of the issuer and other fundamental analytical data relating to the investment and to the nature of the restrictions on disposition of the securities (including any registration expenses that might be borne by the Fund in connection with such disposition). In addition, specific factors are also generally considered, such as the cost of the investment, the market value of any unrestricted securities of the same class, the size of the holding, the prices of any recent transactions or offers with respect to such securities and any available analysts' reports regarding the issuer.



The NAV for each class of the Fund is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. Trading of fixed income securities may take place on Saturdays and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

APPENDIX E


               Description of Portfolio Holdings Disclosure Policy

General. The Board of Trustees has adopted a policy that governs when and by whom portfolio holdings information may be provided to investors, service providers to the fund or market participants. It is the policy of the fund to provide nonpublic information regarding fund's portfolio holdings only in the limited circumstances permitted by the policy and only where there is a legitimate business purpose for providing the information. The policy applies to the officers of the fund, the adviser, any subadviser, John Hancock Funds, its affiliates and their employees. This is a summary of the fund's policy. The Board of Trustees has approved this policy and must approve any material changes. In doing so, the Board has concluded that the limited circumstances where disclosure of non-public information is permitted are in the best interests of the fund. Under no circumstances may any person receive compensation for providing non-public information regarding the fund's holdings to any person.

     The Board has delegated to the Chief Compliance Officer ("CCO") the responsibility for monitoring the fund's and the Adviser's compliance with this policy. The CCO is required to report any material issues that may arise under the policy or disclosure in violation of this policy to the Board of Trustees. If the fund or another party subject to this policy desire to provide portfolio information that has not already been made public to a Nonaffiliated Person (as defined below), the CCO determines if the interests of the fund and the services providers may be in conflict in determining whether to supply that such information. If the CCO determines that no conflict exists, the Board or the CCO may authorize release of the information. If the CCO determines that a conflict exists, the CCO refers the conflict to the Board of Trustees.

         The following defined terms are used in the policy and this summary.

Nonpublic Information. Portfolio holdings are considered Nonpublic Information until such holdings are posted on a publicly available website which is disclosed in the fund prospectus or until filed with the SEC via Edgar on either Form N-CSR or Form N-Q.

"Affiliated Persons" are: (a) persons affiliated with the Funds, (b) the Funds' investment adviser or principal underwriter or any affiliate of either entity,
(c) the investment adviser's ultimate parent, Manulife Financial Corporation ("MFC") or any affiliate thereof, (d) in the case of a particular Fund portfolio, the subadviser to the portfolio, or any affiliate of the subadviser,
(e) the Funds' custodian and (f) the Funds' certified public accountants.

"Nonaffiliated Persons" is any person who is not an Affiliated Person.

Public Disclosure. The Funds' portfolio holdings are disclosed in publicly available filings with the SEC (e.g. Form N-CSR or Form N-Q). The Funds also publish the following information on their website jhfunds.com:

(1) On the fifth business day after month-end, the following information for each fund will be posted on www.jhfunds.com: top ten holdings (% of each position); top ten sector analysis; total return/yield; top ten countries/SIC; average quality/maturity; beta/alpha/r2 (open-end funds only); top ten portfolio composition

(2) The following information regarding portfolio holdings will be posted on www.jhfunds.eom each month on a one-month lag (i.e., information as of December 31 will be posted on February 1): security name; cusip; market value; shares/amount; coupon rate; maturity date

(3) With respect to Money Market Fund and U.S. Government Cash Reserve, the following information regarding portfolio holdings will be posted weekly on www.jhfunds.com: net assets; seven day yield; thirty day yield; % maturing in last seven days; portfolio breakdown by securities type; weighted average maturity


Disclosure of Portfolio Holdings to Nonaffiliated Persons

         Subject to monitoring by the CCO, persons subject to the policy may provide Nonpublic Information regarding portfolio holdings to Nonaffiliated Persons in the circumstances listed below. Each Nonaffiliated Person must agree to keep such information confidential and to prohibit its employees from trading on such information for personal or proprietary purposes.

         Rating Organizations. Nonpublic Information regarding portfolio holdings may be provided to ratings organizations, such as Moodys, S&P, Morningstar and Lipper, for the purpose of reviewing the portfolio, the adviser or subadviser. Generally, this information is provided on a monthly basis, as soon as practical after the end of each month. While the fund generally expects that it will continue to provide rating organizations with such information, there are no ongoing arrangements to provide such data. The Board believes that allowing rating organizations to have this information will provide the market with a rating for the fund and is in the best interests of shareholders.

         Risk Management, Attribution, Portfolio Analysis tools. Nonpublic Information regarding portfolio holdings may be provided to Factset, BondEdge, Investools, Salomon Yieldbook, Lehman Brothers Municipal Index Group or other entities for the purpose of compiling reports and preparing data for use by the fund and its service providers. Generally, this information is provided on a daily or monthly basis, as soon as practical after the end of each day or month respectively. While the fund generally expects that it will continue to provide these service providers with such information, there are no ongoing arrangements to provide such data. The Board believes that having these analytical tools available to the fund and its service providers is in the best interests of shareholders.

         Proxy Voting Services. Nonpublic Information regarding portfolio holdings may be provided to proxy voting services for the purpose of voting proxies relating to portfolio holdings. The proxy voting services has regular access to the fund's portfolio holdings in order to determine if there are any securities held by the fund as to which there is upcoming shareholder action in which the fund is entitled to vote. The provision of this information is necessary in order to carry out the fund's proxy voting policy. While the fund generally expects that it will continue to provide these service providers with such information, there are no ongoing arrangements to provide such data.

         Computer Products and Services. Nonpublic Information regarding portfolio holdings may be provided to entities providing computer products and services to the Funds (for example, for the purpose of generating compliance reports or reports relating to proxy voting). These services require regular, normally daily, access to the fund's portfolio holdings in order to provide the contracted services to the fund. While the fund generally expects that it will continue to provide these service providers with such information, there are no ongoing arrangements to provide such data.

         Institutional Traders. Nonpublic Information regarding portfolio holdings may be provided to institutional traders to assist in research and trade execution. This information, which identifies current holdings without a time lag, is provided on an irregular basis and is normally only used to identify portfolio positions as to which the fund would welcome bids. There are no ongoing arrangements to provide this information. The provision of this information is in the fund's best interest because it assists the fund in receiving the best possible price on the sale of portfolio holdings.

         Courts and Regulators. Nonpublic Information regarding portfolio holdings may be provided to any court or regulator with appropriate jurisdiction. The frequency and time lag depends upon the request. In providing this information, the fund is merely complying with its legal obligations.

     Other Nonaffiliated Persons or Other Circumstances. Nonpublic Information regarding portfolio holdings may be provided to other Nonaffiliated Persons or in other circumstances, if approved by the CCO or his or her designee. In determining whether to approve such disclosure, the CCO considers: (a) the purpose of providing such information, (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon and (c) whether such disclosure is in the best interest of the shareholders of the Fund. There are no ongoing arrangements to provide information to any person in this category. The time lag and frequency of the information being provided depends upon the nature of the request. The CCO only provides such information where the CCO has determined, in accordance with the authority delegated by the Board of Trustees, that the provision of the information is beneficial to the fund. The CCO is required to report to the Board of Trustees any provision of Non-Public information that falls in this category.

Disclosure of Portfolio Holdings to Affiliated Persons

     Certain affiliated persons of the fund or its service providers need access to Non-Public information regarding portfolio holdings in order to provide their services to the fund. For example, employees of the Adviser or a subadviser who provide portfolio management or administrative services to the funds need current access to portfolio holdings to perform those services. Accountants need access to portfolio holdings in performing audits. In addition, some persons who work for the affiliates of the adviser may need access to Non-Public information to perform their roles. For example, risk management personnel of the Adviser's parent, may need to know the portfolio holdings in order to evaluate whether the Adviser's internal controls are being properly implemented or designed. Generally, affiliated persons that have access to Non-Public Information are provided that information without time lag and with such frequency as is necessary to perform their duties, which frequently is daily. The following is a list of the categories of affiliated persons who may be given access to portfolio holdings.

     o    The Adviser or any subadviser and their employees.
     o The fund's custodian, fund accounting agent or other agent (and their employees) who require information in order to provide their assigned services to the fund.
     o The fund's certified public accounting firm and its employees who provide audit or other services to the fund.
     o Manulife, its affiliates and any of their employees, to the extent such entities or persons are acting in a legal, accounting, compliance, internal control or supervisory capacity but only to the extent that such access is required to enable those employees to perform their assigned duties which do not conflict with the interests of the fund.

              The entities listed above must provide the CCO with assurances that their employees will keep any Non-Public Information confidential. As with any of the fund's policies, the CCO is charged with reviewing its implementation and evaluating periodically if it is reasonably designed to comply with the federal securities laws. The CCO will, in that process, consider whether the access outlined above to Affiliated Persons continues to be appropriate.

              The CCO may authorize the provision of any Nonpublic Information regarding portfolio holdings to other Affiliated Persons, but must report such approval to the Board of Trustees.

                     HANCOCK CALIFORNIA TAX-FREE INCOME FUND
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199

December 27, 2004

VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549

Re:      John Hancock California Tax-Free Income Fund - File #33-31675
         John Hancock Tax-Exempt Series - File #33-12947
         John Hancock Tax-Free Bond Trust - File #33-32246 (the "Registrants") Rule 485(a) Filing of October 27 and December 13, 2004 Correspondence

Ladies and Gentlemen,

In connection with the filing referenced above, please be advised that each Registrant hereby acknowledges that:

(1.) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
(2.) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
(3.) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact Al Ouellette at (617) 375-1513 or myself at (617) 375-1702.

Sincerely,

_______*_______                              /s/ Susan S. Newton
       -                                     --------------------
James A. Shepherdson                *By:    Susan S. Newton, Attorney-in-Fact
President and Chief Executive Officer       under Power of Attorney dated
                                                     May 12, 2004